                                LYNCH CORPORATION
                         140 GREENWICH AVENUE, 4TH FLOOR
                          GREENWICH, CONNECTICUT 06830

                                                August 16, 2005

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Russell Mancuso

RE:         LYNCH CORPORATION
            REGISTRATION STATEMENT ON FORM S-2, FILED JULY 1, 2005
            FILE NO. 333-126335

Dear Mr. Mancuso:

            We are securities  counsel to Lynch  Corporation (the "Company") and are  submitting,  on behalf of the Company,  its responses to the comment letter from the Division of Corporation  Finance,  dated July 28, 2005, relating to the filing of the Company's  Registration  Statement on Form S-2 (the  "Registration
Statement").  The Company's  responses are numbered to correspond to the Staff's comments and are filed together with Amendment No. 1 to  Registration  Statement on Form S-1 (the "Amended Registration  Statement"),  which amends the Company's
Registration Statement filed July 1, 2005.

GENERAL
-------

1.          PLEASE  PROVIDE  YOUR  ANALYSIS  AS TO WHY THE  DISTRIBUTION  OF THE
            TRANSFERABLE RIGHTS SHOULD NOT BE REGISTERED.

            The Company has revised the  registration  statement to register the distribution of the rights.

Mr. Mancuso
August 16, 2005

INTENTIONS, PAGE 4
------------------

2.          TELL  US WITH  SPECIFICITY  THE  IDENTITY  OF  EACH  PERSON  WHO HAS
            EXPRESSED THEIR INTENTIONS REGARDING THIS OFFERING TO YOU. ALSO TELL
            US HOW YOUR  COMMUNICATIONS  WITH THESE  INDIVIDUALS  REGARDING  THE
            OFFERING WAS CONSISTENT  WITH SECTION 5 OF THE  SECURITIES;  INCLUDE
            SPECIFICS REGARDING THE DATES AND CONTENTS OF EACH COMMUNICATION.

            On June 22, 2005, Lynch Corporation held a telephonic meeting of the
Board of  Directors  in which each  member of its Board of  Directors,  its Vice
President and its securities counsel participated. The participants engaged in a full  discussion of the proposed terms of the offering,  as well as a discussion regarding their intentions as shareholders.

            Marc  Gabelli,  Chairman  of the Board of the  Company,  owns shares directly and is also deemed to beneficially  own shares through Venator Merchant
Fund,  L.P.  ("Venator  Fund");  therefore  Venator  Fund may be  deemed to have participated in these discussions.

            These are, to the knowledge of  Management of the Company,  the only conversations  that have taken place with  stockholders of the Company regarding their intentions to subscribe in the offering.

SPECIAL NOTE, PAGE 15
---------------------

3.          FUTURE  FILINGS  MAY  NOT  BE   INCORPORATED  BY  REFERENCE  INTO  A
            REGISTRATION  STATEMENT ON FORM S-2.  PLEASE  REVISE THE FIRST THREE
            FULL  PARAGRAPHS  ON  PAGE  16 TO  REMOVE  THE  IMPLICATION  TO  THE
            CONTRARY.

            The Company has revised its disclosure to reference previously filed periodic reports with the Securities and Exchange Commission as listed under the caption "Incorporation by Reference."

THE RIGHTS OFFERING, PAGE 17
----------------------------

4.          PLEASE  RECONCILE YOUR STATEMENT IN THE SECOND  PARAGRAPH ON PAGE 17
            THAT YOU  WILL  DELIVER  TO  SUBSCRIBERS  CERTIFICATES  REPRESENTING
            EXERCISED  RIGHTS AS SOON AS  PRACTICABLE  AFTER  PAYMENT  WITH YOUR
            STATEMENT  IN THE LAST  PARAGRAPH  ON PAGE 22 THAT YOU WILL  DELIVER
            CERTIFICATES AFTER THE EXPIRATION DATE.

            All references in the Amended  Registration  Statement regarding the delivery of certificates  representing  exercised  rights have been conformed to indicate  that  such  delivery  will  occur  as soon as  practicable  after  the expiration date, anticipated to be approximately seven to 10 business days after the expiration date.

Mr. Mancuso
August 16, 2005

OVER-SUBSCRIPTION PRIVILEGE, PAGE 17

5.          PLEASE EXPAND YOUR DISCLOSURE TO EXPLAIN MORE FULLY THE OPERATION OF
            THE OVER-SUBSCRIPTION RIGHTS. FOR INSTANCE, INDICATE:

            o       WHETHER OVER-SUBSCRIBERS WILL BE ABLE TO REVOKE THE EXERCISE
                    OF OVER-SUBSCRIPTION RIGHTS; AND

            o       THE LENGTH OF TIME IT WILL TAKE TO REFUND  ANY  OVERPAYMENTS
                    IN THE OVER-SUBSCRIPTION.

            The Company has added disclosure  indicating that subscribers cannot revoke the exercise of their oversubscription rights. The Company has also added disclosure  to  clarify  that  overpayments  relating  to  the  oversubscription privilege  will be returned as soon as practicable  after the  expiration  date, anticipated to be  approximately  seven to 10 business days after the expiration date.

6.          ADDITIONALLY,   IN  THE   EVENT   THAT  A   SUBSCRIBER'S   PRO  RATA
            OVERSUBSCRIPTION  ALLOCATION EXCEEDS THE NUMBER OF  OVERSUBSCRIPTION
            SHARES  REQUESTED,  AS  DESCRIBED  IN THE LAST  SENTENCE ON PAGE 17,
            PLEASE  EXPLAIN IN  GREATER  DETAIL  HOW THESE  ADDITIONAL  PRO RATA
            ALLOCATION SHARES WILL BE DIVIDED AMONG THE OTHER RIGHTS HOLDERS.

            The Company has provided  additional  disclosure relating to the pro
rata   allocation   and   distribution   among  the  rights  holders  under  the
oversubscription privilege.

EXPIRATION DATE, EXTENSIONS AND TERMINATION, PAGE 19
----------------------------------------------------

7.          WE NOTE YOUR STATEMENT THAT YOU MAY EXTEND THE  SUBSCRIPTION  PERIOD
            FROM  TIME  TO  TIME.  PLEASE  REVISE  HERE  AND  ELSEWHERE  IN YOUR
            PROSPECTUS  WHERE SIMILAR  DISCLOSURE  APPEARS TO INCLUDE THE LATEST
            DATE TO WHICH THE OFFERING MAY BE EXTENDED.

            The Company has removed "time to time" from all such  disclosures to clarify that there may be one extension for a maximum length of 15 days.

WITHDRAWAL AND AMENDMENT, PAGE 19
---------------------------------

8.          IN THE RISK FACTORS SECTION OF THE PROSPECTUS, PLEASE DESCRIBE UNDER
            APPROPRIATE  HEADING THE RISKS TO  SUBSCRIBERS  ASSOCIATED  WITH THE
            FACT THAT YOU MAY WITHDRAW OR TERMINATE  THE RIGHTS  OFFERING AT ANY
            TIME FOR ANY REASON.

            The Company has added this risk factor.

Mr. Mancuso
August 16, 2005

9.          PLEASE REVISE YOUR DISCLOSURE TO PROVIDE THE  APPROXIMATE  LENGTH OF
            TIME  IT  WILL  TAKE  FOR  FUNDS  TO  BE  RETURNED  TO   SUBSCRIBING
            SHAREHOLDERS IF THE OFFERING IS WITHDRAWN OR TERMINATED.

            The Company has revised its  disclosure to provide that in the event
that  the  offering  in  withdrawn  or  terminated,   all  funds  received  from
subscriptions by shareholders will be returned as soon as practicable,  which is anticipated to be three to five business days after the date of such  withdrawal or termination.

TRANSFERABILITY OF RIGHTS, PAGE 21
----------------------------------

10.         PLEASE  DESCRIBE IN GREATER  DETAIL THE  EXPENSES  THAT  HOLDERS MAY
            INCUR IN EXERCISING THE RIGHTS.  WE REFER YOU TO YOUR  DISCLOSURE IN
            THE PENULTIMATE PARAGRAPH ON PAGE 22.

            The  Company is not aware of any other  expenses  that  holders  may incur in  exercising  their  rights other than those that might be specific to a given seller.

GUARANTEED DELIVERY PROCEDURES, PAGE 23
---------------------------------------

11.  PLEASE  CLARIFY WHAT YOU MEAN BY THE  "GUARANTEE  PERIOD"  MENTIONED IN THE
PENULTIMATE PARAGRAPH.

            This language has been removed and replaced with language  referring to the third business day following the expiration date.

DETERMINATION REGARDING THE EXERCISE OF YOUR SUBSCRIPTION RIGHTS, PAGE 24
-------------------------------------------------------------------------

12.         WE NOTE YOUR  DISCLOSURE IN THE FIRST PARAGRAPH ON PAGE 24 THAT YOU,
            IN YOUR  SOLE  DISCRETION,  MAY WAIVE  ANY  DEFECT  OR  IRREGULARITY
            REGARDING THE EXERCISE OF THE SUBSCRIPTION  RIGHTS.  PLEASE DISCLOSE
            THE FACTORS YOU MAY  CONSIDER  IN  DETERMINING  WHETHER TO WAIVE ANY
            SUCH DEFECT OR IRREGULARITY.

            The Company has amended its disclosure to provide that  non-material
defects   or   irregularities   that  do  not  result  in   multiple   potential
interpretations will be waived.

13.         IDENTIFY THE  JURISDICTIONS  IN WHICH YOU BELIEVE EXERCISE OF RIGHTS
            WOULD BE DEEMED UNLAWFUL OR MATERIALLY BURDENSOME. ALSO DISCLOSE THE
            NUMBER OF SHARES HELD IN THOSE JURISDICTIONS.

            Under  Section 18 of the  Securities  Act of 1933,  as amended,  the
Company's common stock and the  subscription  rights offered in the registration statement  are exempt  from state  regulation  or "blue  sky" laws  because  the

Mr. Mancuso
August 16, 2005

Company is listed on the American Stock Exchange.  Accordingly,  the Company has
added such disclosure.

NO BOARD RECOMMENDATION, PAGE 25
--------------------------------

14.         WE NOTE YOUR DISCLOSURE THAT YOU HAVE BEEN ADVISED BY YOUR OFFICERS,
            DIRECTORS  AND  CERTAIN  OF THEIR  AFFILIATES  THAT  THEY  EXPECT TO
            EXERCISE THE BASIC  SUBSCRIPTION  PRIVILEGE  AND MAY EXERCISE  THEIR
            OVERSUBSCRIPTION PRIVILEGE. PLEASE DISCLOSE THE AGGREGATE PERCENTAGE
            OF YOUR OUTSTANDING COMMON STOCK CURRENTLY HELD BY THESE PARTIES AND
            QUANTIFY THE APPROXIMATE NUMBER OF SHARES THAT WILL BE SOLD TO THESE
            PARTIES ASSUMING ALL RIGHTS ARE EXERCISED.

            The Company has added these  disclosures  relating to its  officers, directors and certain of their affiliates.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES, PAGE 26
---------------------------------------------------------------

15.         PLEASE  CLARIFY  HOW  INVESTORS  ARE TO  DETERMINE  WHETHER THE FAIR
            MARKET  VALUE OF THEIR  SUBSCRIPTION  WILL EXCEED THE 15%  THRESHOLD
            MENTIONED IN THE SECOND BULLET POINT, AND PROVIDE THE BASIS FOR YOUR
            BELIEF THAT THE FAIR MARKET VALUE OF THE RIGHTS WILL NOT EXCEED THIS
            THRESHOLD.

            The Company has added  disclosure  to the effect that it will notify holders of whether the fair market value of the  subscription  rights will equal or  exceed  15% of the fair  market  value of the  common  shares  to which  the subscription  rights  relate  and the fair  market  value of those  subscription rights.

16.         PLEASE INCLUDE A DESCRIPTION OF THE TAX CONSEQUENCES TO SHAREHOLDERS
            WHO SELL THE SUBSCRIPTION RIGHTS THEY HOLD.

            The Company has added disclosure indicating that a holder that sells the subscription  rights will recognize  capital gain or loss,  depending on the amount  realized,  upon the  sale and the  holder's  tax  basis  (if any) in the subscription  rights. The gain or loss will be long-term or short-term depending on the holder's holding period for the subscription rights.

Mr. Mancuso
August 16, 2005

INCORPORATION BY REFERENCE, PAGE 30
-----------------------------------

17.         PLEASE REVISE THIS SECTION TO SPECIFICALLY  INCORPORATE BY REFERENCE
            THE FORM 10-K FOR THE FISCAL YEAR ENDED  DECEMBER 31, 2004, THE FORM
            10-Q FOR THE FISCAL  QUARTER  ENDED  MARCH 31, 2005 AND THE FORM 8-K
            FILED ON JULY 6, 2005. REFER TO ITEMS 12(A)(1) AND (2) FORM S-2.

            The Company has made the requested changes.

EXHIBITS
--------

18.         WE  MAY  HAVE  FURTHER  COMMENT  AFTER  YOU  FILE  THE  SUBSCRIPTION
            AGREEMENT AND OTHER DOCUMENTS TO BE FILED AS AMENDMENT.

            The  offering  documents  are filed  with the  Amended  Registration
Statement and we welcome any further discussion raised by these documents.

                                     CLOSING

            For your  convenience,  under  separate cover we will deliver to you four (4) marked copies (compared to the Registration  Statement filed on July 1,
2005) and four clean copies of Amended Registration Statement.

            We  welcome  a further  discussion  on any of our  points  addressed within this response letter. I may be reached at (212) 451-2244.

                                                   Very truly yours,

                                                   /s/ David J. Adler
                                                   ------------------
                                                   David J. Adler
cc:  Adelaja K. Heyliger
     John C. Ferrara
     Eugene Hynes
     Mark L. Lakin